[LOGO OMITTED]  Koor Industries Ltd.

KOOR INDUSTRIES' HOLDING ECI TELECOM LTD. ANNOUNCES
FIRST QUARTER 2005 RESULTS

ROSH HA'AYIN, Israel - May 5, 2005 - Koor Industries Ltd. (NYSE: KOR), a leading Israeli investment holding company, announced today that ECI Telecom (NASDAQ:
ECIL), a company in which Koor holds approximately 30%, has released its consolidated results of operations for the first quarter ended March 31, 2005.

Following please find ECI Telecom's full press release.

ECI TELECOM REPORTS NET PROFIT OF $10.4 MILLION AND 35% REVENUE GROWTH FOR FIRST QUARTER OF 2005
Operating Income Jumps 51% Sequentially

PETACH TIKVA, ISRAEL, May 5, 2005 - ECI Telecom Ltd. (NASDAQ: ECIL) reported today that its net income for the first quarter of 2005 reached $10.4 million, or $0.09 per share on a fully diluted basis, compared with a net loss of $1.2 million, or $0.01 per share, for the first quarter of 2004 and net income of $8.9 million, or $0.08 per share, in the fourth quarter of 2004. Revenues for the quarter reached $145 million, a 35% increase from $108 million in the first quarter of 2004 and a 4% increase from $140 million in the fourth quarter of 2004. This marks the seventh consecutive quarterly increase in revenues for the company.

Revenues for the Broadband Access Division increased to $63 million in the quarter, up 31% from a year ago and compared to $60 million last quarter. Operating income for the Division reached $8.5 million, compared to $3.3 million in the first quarter of 2004.

Revenues for the Optical Networks Division increased 47% from a year ago and reached $77 million for the quarter, compared to $72 million in the fourth quarter of 2004. The Division continued to improve its profitability, reaching an operating income of $4.9 million for the quarter, compared with a $3 million loss in the first quarter of 2004.

Cash, including short and long term deposits and marketable securities, reached $193 million at the end of the quarter. During the quarter, the company paid off its remaining $30M bank debt. Following the previously announced sale of its receivable from Brazilian carrier GVT, the company recorded a further increase of $96 million in cash on its balance sheet during April, bringing the total level to $289 million, or $2.45 per share. The gain associated with the sale, approximately $10.4 million, will be recorded in the second quarter results.

Commenting on the results, Doron Inbar, President and CEO said, "We are very pleased with our results which reaffirm that ECI is firmly on a sustained growth track in both revenues and profits. Our business momentum has enabled us to show strong results even during a traditionally weak first quarter. Our continued focus and strong position in fast growing segments of the telecom market, both geographic as well as product areas, are the primary drivers to this sustained growth.

"The Broadband Access Division's continued growth and profitability are due primarily to our European customers' increasing focus on delivering revenue-generating services such as TV over DSL and video on demand (VOD), which

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will enable them to attract new customers as well as increase customer loyalty and average revenue per user (ARPU). We are also working with our key customers to launch our comprehensive access VoIP solutions. During this quarter, a major European customer began to deploy our video over-DSL solutions. Those solutions have already been launched successfully in national networks in Taiwan and Cyprus.

"Our Optical Networks Division maintained its strong growth, with advanced emerging markets such as Russia and Asia Pacific countries continuing to deploy new networks to meet increasing customer demand. With the increased momentum in deploying 3G networks, cellular backhaul continues to be a major growth driver for this Division. We also announced new wins this quarter in Israel and in Finland for the expansion of dedicated defense optical networks. Our recently announced acquisition of an optical product line in China, will enable ECI to augment its focused optical offering with an affordable, compact, multi-service provisioning platform (MSPP) product. With cost-effective R&D and manufacturing capabilities, it will allow ECI to continue expanding and diversifying its global development resources.

"Our recently launched strategic partnership with Chiaro has begun to show results, with the first sale of the Enstara IP Core Router platform to Tiscali International Network in Europe. This partnership is part of ECI`s decisive entry into the growing market of IP solutions for next-generation networks. We remain focused on our strategy to be a key player for triple play in the new IP/MPLS network. Our Optical Network & Broadband Access divisions will continue to focus on next generation migration platform for the new networks with Ethernet & IP capabilities."

Guidance
---------
Reaffirming our forecast from the previous quarter, ECI continues to expect sequential quarterly growth in both revenues and profits well into the year.

Veraz Networks (VoIP)-43% owned subsidiary
------------------------------------------
Veraz Networks recently announced that its Voice over IP (VoIP) solutions have now been deployed in 30 countries, representing both complex network environments and newly deregulated markets. Veraz VoIP solutions are currently carrying over 1 billion minutes of traffic per month. During the quarter, Veraz announced that Bezeq International, an Israeli long distance carrier, selected Veraz's VoIP solution to replace its switching network, including a legacy switch. The new network will provide traditional voice services as well as VoIP services to Bezeq International's residential and business customers.

A conference call to discuss ECI Telecom's results will take place today, Thursday, May 5, 2005, at 8:30am EST, 3:30pm Israel time. The quarterly results will be published prior to the conference call. To access the conference call, please dial one of the following numbers: US: (800) 230-1092, International: +1 612-332-0335, Israel: 1-800-937-0052

A replay option will be available after the conference call, from 12:00 pm EST on May 5, 2005, through May 12, 2005, at 11:59pm EST. Replay numbers: US:
(800)-475-6701, Int. +1 320-365-3844. Access code for both: 778560

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

About ECI Telecom
ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission.


About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information on Koor please visit our website -
www.koor.com.
------------

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries -
Tel. +9723 9008 310


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.



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

                                    TABLE - 1
                        ECI TELECOM LTD. AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
             (In millions of U.S. dollars, except per share figures)



                                                                                          Three Months
                                                              Three Months Ended             ended
                                                                   March 31,              December 31,
                                                           -------------------------    -----------------
                                                             2005           2004              2004
                                                           ----------    -----------    -----------------

Revenues                                                       145.4          107.5                139.7
Cost of revenues                                                85.6           67.0                 84.4
                                                           ----------    -----------    -----------------
Gross profit                                                    59.9           40.5                 55.3
Research and development costs, net                             17.8           16.1                 17.2
Selling and marketing expenses                                  21.4           17.9                 21.5
General and administrative expenses                             10.2            8.0                  9.7
Restructuring expenses                                             -            2.6                    -
                                                           ----------    -----------    -----------------
Operating income (loss)                                         10.5          (4.1)                  7.0
Financial income (expenses), net                                 0.9          (0.1)                  1.1
Other income, net                                                0.7            2.0                  1.7
                                                           ----------    -----------    -----------------
Income (loss) from continuing operations
 before taxes on income                                         12.1          (2.2)                  9.7
Taxes on income                                                (0.9)          (0.3)                (0.6)
                                                           ----------    -----------    -----------------
Income (loss) from continuing operations
 after taxes on income                                          11.2          (2.4)                  9.1
Company's equity in results of
 investee companies - net                                      (0.8)          (0.5)                (0.3)
Minority interest in results of
 subsidiaries - net                                              0.1          (0.0)                  0.0
                                                           ----------    -----------    ----------------
Income (loss) from continuing operations                        10.4          (2.9)                  8.9
Income from discontinued operations, net of tax                    -            1.7                    -
                                                           ----------    -----------    -----------------
Net income (loss)                                               10.4          (1.2)                  8.9
                                                           ==========    ===========    =================

Basic earnings (loss) per share
Continuing operations                                           0.10         (0.03)                 0.08
Discontinued operations                                            -           0.02                    -
                                                           ----------    -----------    -----------------
                                                                0.10         (0.01)                 0.08
                                                           ==========    ===========    =================
Weighted average number of shares
 outstanding used to compute basic
 earnings (loss) per share - in millions                       109.6          108.1                109.1
                                                           ==========    ===========    =================

Diluted earnings (loss) per share
Continuing operations                                           0.09         (0.03)                 0.08
Discontinuing operations                                           -           0.02                    -
                                                           ----------    -----------    -----------------
                                                                0.09         (0.01)                 0.08
                                                           ==========    ===========    =================
Weighted average number of shares
 outstanding used to compute diluted
 earnings (loss) per share - in millions                       117.4          108.1                117.3
                                                           ==========    ===========    =================




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



                                    TABLE - 2
                        ECI TELECOM LTD. AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)


                                                                      March 31,          December 31,
                                                                       2005                  2004
                                                                  ----------------    -------------------
Assets
Current Assets
--------------
Cash and cash equivalents                                                    45.9                   74.2
Short-term investments                                                       27.8                   24.7
Trade Receivables                                                           230.2                  142.9
Other receivables and prepaid expenses                                       21.7                   29.4
Work in progress                                                              3.3                    3.2
Inventories                                                                 169.3                  175.1
                                                                  ----------------    -------------------
Total current assets                                                        498.2                  449.6
                                                                  ----------------    -------------------

Long-term receivables, net                                                   10.5                   90.0
                                                                  ----------------    -------------------
Long-term deposits and marketable securities                                119.1                  119.4
                                                                  ----------------    -------------------
Assets held for severance benefits                                           24.7                   25.2
                                                                  ----------------    -------------------
Investments                                                                  25.9                   26.8
                                                                  ----------------    -------------------
Property, plant and equipment, net                                          117.2                  119.4
                                                                  ----------------    -------------------
Software development costs, net                                              14.6                   14.4
                                                                  ----------------    -------------------
Other assets                                                                 10.0                   10.2
                                                                  ----------------    -------------------
Total assets                                                                820.1                  854.8
                                                                  ================    ===================


Liabilities and shareholders' equity
Current liabilities
-------------------
Short-term bank loans and current maturities                                    -                   30.0
Trade payables                                                               59.0                   68.4
Other payables and accrued liabilities                                      132.6                  149.6
                                                                  ----------------    -------------------
Total current liabilities                                                   191.6                  248.0
                                                                  ----------------    -------------------

Liability for employee severance benefits                                    49.6                   50.9
                                                                  ----------------    -------------------
Total liabilities                                                           241.2                  299.0
                                                                  ----------------    -------------------

Minority Interest                                                             4.0                    4.1
                                                                  ----------------    -------------------
Shareholders' equity
--------------------
Share capital                                                                 6.2                    6.2
Capital surplus                                                             642.8                  642.2
Accumulated other comprehensive loss                                        (0.5)                 (12.6)
Accumulated deficit                                                        (73.6)                 (84.0)
                                                                  ----------------    -------------------
Total shareholders' equity                                                  574.9                  551.8
                                                                  ----------------    -------------------

Total Liabilities and shareholders' equity                                  820.1                  854.8
                                                                  ================    ===================
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